SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                FORM 12B-25

                                            Commission File Number: 0-30776

                        NOTIFICATION OF LATE FILING

(Check One)://Form 10-K  //Form 11-K  //Form 20-F  /X/Form 10-Q  //Form N-SAR

         For Period Ended June 30, 2002

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form  20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR

         For the Transition Period Ended:
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         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                   PART I
                           REGISTRANT INFORMATION


Full name of registrant: ANC Rental Corporation

Former name if applicable
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Address of principal executive office (Street and number)

200 South Andrews Avenue, Fort Lauderdale, Florida  33301



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                                  PART II
                          RULE 12B-25 (B) AND (C)


     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

   [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


   [ ]  (b)   The subject annual report, semi-annual report, transition
              report on Form 10-K, 20- F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                  PART III
                                 NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     On November 13, 2001 (the "Petition Date"), ANC Rental Corporation (the "Company"), and certain of its U.S. subsidiaries, including Alamo Rent-A-Car, LLC, National Car Rental Systems, Inc. and Spirit Rent-A-Car, Inc. d/b/a Alamo Local (collectively, the "Debtors"), filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware (Case No. 01 - 11200). The Debtors continue to manage their properties and operate their businesses as "debtors-in-possession" under the jurisdiction of the Bankruptcy Court and in accordance with the provisions of the Bankruptcy Code.

     Since the Petition Date, the Company's remaining accounting and financial staff, who are critical to the preparation of the Form 10-Q, have been primarily engaged in dealing with bankruptcy related matters and, together with the Company's advisors, formulating a substantially modified business strategy to promptly formulate and consummate a reorganization plan. The development and implementation of the Company's chapter 11 reorganization include not only the onerous administration of the chapter 11 cases, but also, among other burdens, preparing detailed financial budgets and projections, formulating and preparing disclosure materials required by the Bankruptcy Court, analyzing accounts payable and receivable, assembling data for the valuation and schedule of the Company's assets and liabilities and statement of financial affairs to be filed with the Bankruptcy Court, seeking financing, and preparing the monthly operating reports for the Bankruptcy Court and United States Trustee. In light of the significant resources and time dedicated by the Company's accounting and financial staff to such chapter 11 filing, the Company has been unable to complete its quarterly report on Form 10-Q for the period ending June 30, 2002.

     The Company has not received the relief it requested from the Securities and Exchange Commission concerning its periodic reports. Accordingly, the Company is in good faith proceeding diligently to complete its Form 10-Q for the period ending June 30, 2002. The Company expects to file the Form 10-Q as soon as practicable. However, the Company cannot presently predict when its accounting and financial staff will complete the quarterly report and the quarterly financial statements to be included in the quarterly report and, thus, the Company cannot estimate when the Form 10-Q will be filed with the Securities and Exchange Commission.


                                  PART IV
                             OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

         Wayne Moor                         (954) 320-4000
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          (Name)                           (Area Code)  (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                             / / Yes /X/ No

Form 10-Q for the period ending March 31, 2002

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof.

                             /X/ Yes / / No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company's quarterly report on Form 10-Q for the period ending June 30, 2002 has not been finalized. However, in light of the events of September 11, 2001, the Company's filing for relief under chapter 11 and other factors, the Company expects that its results of operations for the quarter ended June 30, 2002 will show a decline from the results of operations for the equivalent quarter in the prior fiscal year.




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                           ANC Rental Corporation
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                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2002               By:    /s/ Wayne Moor
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                                               Wayne Moor


     Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                 ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


                            GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.